Mail Stop 3010

March 23, 2009

VIA U.S. MAIL AND FAX

Mr. Peter Chin
Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors
PTS, Inc.
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

> **Re:** **PTS, Inc**
> **Form 10-KSB for the year ended December 31, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2009**
> **File No. 000-25485**

Dear Mr. Chin:

We have reviewed your response letter dated September 21, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Stock Transactions, page F-13

1. We have considered your response to our prior comment 1. In future filings, please revise your disclosure to state that share awards have been recorded at fair value rather than intrinsic value.

Note 10 – Stock Based Compensation, page F-19

2. We have considered your response to our prior comment 2. In future filings please revise your disclosure to include summarized information necessary for the reader to rollforward total shares available for issuance under the Employee Stock Incentive Plan including, but not limited to, shares issued to employees, independent contractors and cancellations.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief